

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Jian Zhang
Chief Executive Officer
Distoken Acquisition Corp
Unit 1006, Block C, Jinshangjun Park
No. 2 Xiaoba Road, Panlong District
Kunming, Yunnan, China

   Re: Distoken Acquisition Corp
     Form 10-K for the year ended December 31, 2022
     File No. 001-41622

Dear Jian Zhang:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction